UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

As previously disclosed in the Form 6-K furnished on May 20, 2025, FBS Global Limited (the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”).

The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to provide it with an additional 180-day compliance period to cure the deficiency.

On November 12, 2025, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until May 11, 2026, to regain compliance with the Minimum Bid Price Rule. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in order to timely regain compliance.

The Company will continue to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options, including implementing a reverse stock split of its outstanding Ordinary Shares, to regain compliance with the minimum bid price requirement. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule during this 180-day additional extension or meet the other continued listing requirements of the Nasdaq Capital Market. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s Ordinary Shares will be delisted. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

An indicator will continue to be broadcast over Nasdaq’s market data dissemination network noting the Company’s non-compliance. The indicator will be displayed with quotation information related to the Company’s securities on Nasdaq.com, NasdaqTrader.com and by other third-party providers of market data information. Also, the Company will continue to be included a list of all non-compliant Nasdaq companies and the reason(s) for such non-compliance is posted on Nasdaq’s website at listingcenter.nasdaq.com.

Forward Looking Statements

The Company cautions you certain of the statements in this Form 6-K or in its press release may represent “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are based on assumptions believed by the Company to be reasonable and speak only as of the date on which such statements are made. Without limiting the generality of the foregoing, words such as “expect,” “believe,” “anticipate,” “intend,” “plan,” “project,” “will” or “estimate,” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Except as required by law, the Company undertakes no obligation to update such statements to reflect events or circumstances arising after such date and cautions investors not to place undue reliance on any such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements based on a number of factors, including but not limited to the following: that there can be no assurance that the Company will meet the Minimum Bid Price Rule during any compliance period or otherwise in the future; that there can be no assurance that the Company will otherwise meet Nasdaq compliance standards; that there can be no assurance that Nasdaq will grant the Company any relief from delisting as necessary or whether the Company can agree to or ultimately meet applicable Nasdaq requirements for any such relief; and other risk factors described from time to time in the Company’s filings with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: November 14, 2025	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer

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